                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                SYNTELLECT, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
           --------------------------------------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
           --------------------------------------------------------
                                 (CUSIP Number)

                               Andrea Biller, Esq.
                        Gray Cary Ware & Freidenrich LLP
                        4365 Executive Drive, Suite 1600
                           San Diego, CA 92121-2189
                                (858) 677-1408
           --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------
        CUSIP No. 87161-L-10-5                              Page 2 of 13 Pages
----------------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Geoffrey Nixon
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     New Zealand
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               1,830
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               1,830
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,830
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        0.02% (based on 11,212,746 shares outstanding at March 31, 2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161-L-10-5                                Page 3 of 13 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Mission Partners, L.P. (EIN#33-0569956)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             555,600
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             555,600
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     555,600
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        4.96% (based on 11,212,746 shares outstanding at March 31, 2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161-L-10-5                                Page 4 of 13 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Liberty Nominees Limited (EIN# N/A)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     New Zealand
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             113,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             113,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     113,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        1.01% (based on 11,212,746 shares outstanding at March 31, 2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 87161-L-10-5                                Page 5 of 13 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Horizon Offshore, Ltd. (EIN# N/A)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               63,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               63,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        63,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

        / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        0.57% (based on 11,212,746 shares outstanding at March 31, 2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161-L-10-5                                Page 6 of 13 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     U.S. Equity Investment L.P. (EIN#65-0153975)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               95,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               95,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     95,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        0.85% (based on 11,212,746 shares outstanding at March 31, 2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161-L-10-5                                Page 7 of 13 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Mayfair Capital Fund, L.P. (EIN#13-4024777)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              436,500
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              436,500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     436,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        3.89% (based on 11,212,746 shares outstanding at March 31,  2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161-L-10-5                                Page 8 of 13 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     MCM Associates, Ltd. (EIN# 33-0562278)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               10,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               10,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     10,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        0.09% (based on 11,212,746 shares outstanding at March 31, 2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87161-L-10-5                                Page 9 of 13 Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     MCM Profit Sharing Plan - DLJSC- Custodian FBO Geoffrey Nixon TTEE
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)      / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               10,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               10,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     10,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)
        0.09% (based on 11,212,746 shares outstanding at March 31, 2001)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

        EP
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------
        CUSIP No. 87161-L-10-5                              Page 10 of 13 Pages
----------------------------------------


         ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to shares of Common Stock, $.01 par value, of Syntellect, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 15810 North 28th Avenue, Phoenix, Arizona 85023.

         ITEM 2.           IDENTITY AND BACKGROUND

                  This statement on Schedule 13D ("STATEMENT") is filed by Geoffrey Nixon ("NIXON"), Mission Partners, L.P. ("MISSION"), Liberty Nominees Limited ("LIBERTY"), Horizon Offshore, Ltd. ("HORIZON"), U.S. Equity Investment, L.P. ("EQUITY"), Mayfair Capital Fund, L.P. ("Mayfair"), MCM Associates, Ltd. ("MCM") and MCM Profit Sharing Plan-DLJSC-FBO Geoffrey Nixon TTEE ("PSP") (collectively the "GROUP"; each member of the Group being hereinafter referred to individually as a "MEMBER" and collectively at "MEMBERS"). Nixon's, PSP's and MCM's principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036. Nixon is a citizen of the Country of New Zealand. PSP is a New York profit sharing plan for the benefit of Nixon. Nixon is the sole Trustee and Beneficiary of PSP. Mission's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mission is a Delaware limited partnership. MCM, a Delaware corporation, is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission. Nixon is the sole officer, director and shareholder of MCM. Liberty's principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty is a private New Zealand company. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the shares of Issuer Common Stock (as defined below). Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. Horizon is a private Cayman Islands investment corporation. MCM is the sole investment manager of Horizon and MCM has full voting and dispositve power with respect to all of the securities owned by Horizon. Mayfair's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mayfair is a Delaware limited partnership. MCM Capital Management, LLC, a Delaware limited liability company (the "LLC"), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair. Nixon is the sole management and principal member of LLC. The other member of the LLC is Nixon's wife. Equity is a Delaware limited partnership. Equity's principal address is 1001 North Highway 1, Suite 800, Jupiter, Florida 33477. Equity has established an account over which MCM has sole investment discretion. It is this account over which MCM has purchased the shares of Issuer Common Stock.

                  During the last five years, neither any of the Members nor, to the best knowledge of the Members, any of their respective partners, members, officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither any of the Members nor, to the best knowledge of the Members, any of their respective partners, members, officers or directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On July 17, 2001, MCM made an open market purchase of Common Stock totaling 5,500 shares for $10,670 in aggregate consideration, from working capital.

         ITEM 4.           PURPOSE OF TRANSACTION.

                  The purchase of Common Stock on July 17, 2001 was based on the Group's ongoing evaluation of Issuer and was acquired for investment purposes only. Subsequent to such purchase, the Group has determined that it may consider making one of more proposals to the Company including, but not limited to, recommending a Member or

                                  SCHEDULE 13D

----------------------------------------
        CUSIP No. 87161-L-10-5                              Page 11 of 13 Pages
----------------------------------------


         representative of one of its Members serve on the Board of Directors (the "Board") of Issuer, a reconstitution of the Board so that the Board includes more industry representation, and/or an expansion of the number of persons on the Board.

                  Except as described above, the Group has not formulated any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Santa Fe or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies or the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in Issuer's business or corporate structure;

                  (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

                  (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) Any action similar to any of those enumerated above.

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Nixon owns 1,830 shares of Issuer Common Stock, representing 0.02% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). Mission owns 555,600 shares of Issuer Common Stock, representing 4.96% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). Liberty owns 113,000 shares of Issuer Common Stock, representing 1.01% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). Horizon owns 63,400 shares of Issuer Common Stock, representing 0.57% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). Equity owns 95,400 of Issuer Common Stock representing 0.85% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). Mayfair owns 436,500 shares of Issuer Common Stock, representing 3.89% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). MCM owns 10,000 shares of Issuer Common Stock, representing 0.09% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). PSP owns 10,000 shares of Issuer Common Stock, representing 0.09% of Issuer's issued outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001). The Group, in the aggregate, owns 1,285,730 shares of Issuer Common Stock representing 11.47% of Issuer's issued and outstanding shares (based on 11,212,746 shares outstanding at March 31, 2001).

         (b) Each Member is the sole beneficial owner of the securities identified in subsection (a) above, except that Nixon owns the 1,830 shares of Issuer Common Stock jointly with his wife. MCM, as the sole general

                                  SCHEDULE 13D

----------------------------------------
        CUSIP No. 87161-L-10-5                              Page 12 of 13 Pages
----------------------------------------


                  partner of Mission, has sole voting and dispositive power over the Issuer Common Stock owned by Mission. MCM, as the sole investment manager of an account established by Liberty and Equity, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Liberty. MCM, as the sole investment manager of Horizon, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Horizon. LLC, as the sole general partner of Mayfair, has sole voting and dispositive power over the Issuer Common Stock owned by Mayfair. Nixon, as the sole Trustee of PSP and sole officer, director and shareholder of MCM, has the sole voting and dispositive power over the Issuer Common Stock owned by PSP and MCM.


         (c) The following transactions in the Common Stock were effected by the Group within the 60 days prior to July 30, 2001:


                                   NUMBER OF    PRICE
     NAME                DATE      SHARES     PER SHARE           NATURE
     ----                ----      ---------  ---------           -------

Credit Suisse First     7/17/01     5,500       $1.94      Open market purchase
     Boston


         (d) No person other than each Member has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by each respective Member or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  Each Member of the Group is a party to a Joint Filing Agreement, dated as of March 9, 2000, pursuant to which the parties agreed to jointly file a Schedule 13G and any and all amendments and supplements thereto with the SEC. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Group and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None

                                  SCHEDULE 13D

----------------------------------------
        CUSIP No. 87161-L-10-5                              Page 13 of 13 Pages
----------------------------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2001

                            /s/ Geoffrey Nixon
                            -------------------------------------------
                            GEOFFREY NIXON

                            MISSION PARTNERS, L.P.
                            By:  MCM Associates, Ltd., General Partner

                            By:/S/ GEOFFREY NIXON
                            -------------------------------------------
                               Geoffrey Nixon, President

                            LIBERTY NOMINEES LIMTED
                            By:  MCM Associates, Ltd., General Partner

                            By:/S/ GEOFFREY NIXON
                            -------------------------------------------
                               Geoffrey Nixon, President

                            HORIZON OFFSHORE, LTD.

                            By:/S/ GEOFFREY NIXON
                            -------------------------------------------
                               Geoffrey Nixon, Director

                            MAYFAIR CAPITAL FUND, L.P.
                            By:  MCM Capital Management, LLC., General Partner

                            By:/S/ GEOFFREY NIXON
                            -------------------------------------------
                               Geoffrey Nixon, Manager

                            MCM PROFIT SHARING PLAN DLJSC-ASSOCIATION FBO
                               Geoffrey Nixon

                            By:/S/ GEOFFREY NIXON
                            -------------------------------------------
                               Geoffrey Nixon, Trustee

                            U.S. EQUITY INVESTMENTS, L.P.
                            By:  MCM Associates, Ltd., Investment Manager

                            By:/S/ GEOFFREY NIXON
                            -------------------------------------------
                               Geoffrey Nixon, President

                            MCM ASOOCIATES, LTD.
                            By: Manager

                            By:/S/ GEOFFREY NIXON
                            -------------------------------------------
                               Geoffrey Nixon, President